July 12, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	MDRNA, Inc.
Form 10-K for fiscal year ended December 31, 2009 (the “Form 10-K”)
Form 10-Q for quarter ended March 31, 2010 (the “Form 10-Q”)

Dear Mr. Rosenberg:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated June 28, 2010 (the “Comment Letter”) to J. Michael French, our President and Chief Executive Officer, with respect to the Form 10-K and the Form 10-Q.

The responses and supplementary information set forth below have been organized in the same manner in which the staff’s comments and headings were organized in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

RNAi Partnering and Licensing Agreements, page 7

1.	Please expand your disclosure of your agreement with F. Hoffmann-La Roche to provide all material terms of this agreement, including, a range of royalties (e.g. low single digits or a range that does not exceed ten percent), term and termination provisions. Please also expand your disclosure of your agreement with Novartis Institutes for BioMedical Research to disclose the term and termination provisions.

Response

In response to the comments of the Staff set forth in the Comment Letter, we will revise our disclosure regarding our agreements with F. Hoffmann-La Roche and Novartis Institutes for BioMedical Research in our future periodic reports filed with the SEC, including, without limitation, our quarterly report on Form 10-Q for the period ended June 30, 2010, as set forth below (changes underlined).

“Roche. In February 2009, we entered into an agreement with F. Hoffmann-La Roche Inc., a New Jersey corporation, and F. Hoffmann-La Roche Ltd., a Swiss corporation (collectively, “Roche”), pursuant to which we granted to Roche a worldwide, irrevocable, non-exclusive, license to a portion of our technology platform, for the development of RNAi-based therapeutics, in consideration of the payment of a one-time, non-refundable licensing fee of $5.0 million. No additional royalties are payable to us under the agreement. The agreement will expire on a country-by-country basis upon the expiration date of the last to expire of the licensed patents in such country. Either party may terminate the agreement for material breach by the other party (subject to a 30-day cure period), or upon certain events involving the bankruptcy or insolvency of the other party. We believe this agreement represents strong third-party validation of the siRNA construct aspect of our RNAi drug discovery platform.”

“Novartis. In March 2009, we entered into an agreement with Novartis Institutes for BioMedical Research, Inc. (“Novartis”), pursuant to which we granted to Novartis a worldwide, non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up license, with the right to grant sublicenses, to our DiLA2-based siRNA delivery platform in consideration of the payment of a one-time, non-refundable fee of $7.25 million. Novartis may terminate this agreement immediately upon written notice to us. We believe this agreement represents strong third-party validation of the siRNA delivery aspect of our RNAi drug discovery platform.”

2.	On page 20, you disclose that you are dependent on licenses from third parties for your key technologies relating to fundamental RNAi technologies. On page 7, you disclose that you have entered into in-license or collaboration agreements with the following third parties:

•	University of Michigan;

•	Dr. Pirjo Laakkonen and the Biomedicum Helsinki;

•	Ribotask ApS; and

•	University of British Columbia/Vancouver Prostate Centre.

It appears that you may be substantially dependent on these agreements. Please file copies of these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, please revise your disclosure to describe the material terms of these agreements, including, but not limited to aggregate payments made to date, a range of royalty rates (e.g. low single digits or a range that does not exceed ten percent), aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that these agreements are not required to be filed.

Response

While we are, in general, dependent on licenses from third parties for key technologies, we have determined that we are not dependent upon our collaboration agreement with Dr. Pirjo Laakkonen and the Biomedicum Helsinki (the “Helsinki Agreement”) and our agreement with the University of British Columbia/Vancouver Prostate Centre (the “UBC Agreement”). Each of those agreements is a research agreement pursuant to which we will further develop our technology through our relationships with Biomedicum Helsinki or The University of British Columbia/Vancouver Prostate Centre (“UBC”), respectively. However, neither agreement provides us with or is related to any key licenses of patents, nor is either agreement substantial in terms of financial commitments.

Specifically, under the Helsinki Agreement, the nature of the work involves our patented phage display library, the Trp Cage library, for the identification of peptides to target particular tissues or organs for a given disease. The total amount due in consideration for their performance under the research plan is €126,600, which represents less than one percent of our annual operating budget.

Additionally, under the Helsinki Agreement, we may be obligated to make product development milestone payments of up to €275,000 in the aggregate for each product developed under this agreement if certain milestones are met. We have not made, and are not under any current obligation to make, any such milestone payments, as the conditions that would trigger any such milestone payment obligations have not been satisfied. In addition, upon the first commercial sale of a product, we are required to pay an advance of €250,000 against which future royalties will be credited. The percentage royalty payment required to be made by us to the University of Helsinki under the terms of this agreement, if royalties are ever due, is a percentage of gross revenues derived from work performed under the Helsinki Agreement in the low single digits.

With respect to the UBC Agreement, we expanded and extended a previous research agreement established in 2008 with University of British Columbia/Vancouver Prostate Centre (VPC) in the area of bladder cancer. The focus of the expanded agreement was to evaluate additional critical targets in bladder cancer and the therapeutic impact on tumor biology and growth. The expanded research agreement required that we make payments for work completed under an agreed work plan. The aggregate fee to be paid by us to UBC is approximately $200,000, which represents less than one percent of our annual operating budget. There is no further financial obligation to UBC.

As a result, we do not believe that we are required to file the Helsinki or UBC agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. A redacted version of the University of Michigan agreement was filed as an exhibit to the Novartis Agreement on August 19, 2009 on our 10-Q/A for the quarter ended March 31, 2009. We have determined that the Ribotask agreement, as amended, is a material contract under Item 601 of Regulation S-K, and thus will file it with our next periodic report.

In response to the comments of the Staff as set forth in the Comment Letter, we plan to revise our disclosure with respect to the Helsinki Agreement, the UBC Agreement, the University of Michigan License and our agreement with Ribotask ApS in our future periodic reports filed with the SEC, including, without limitation, our quarterly report on Form 10-Q for the period ended June 30, 2010, as set forth below (changes underlined).

“University of Michigan. In May 2008, we entered into an exclusive license agreement to IP from the University of Michigan covering cationic peptides for enhanced delivery of nucleic acids. These peptides have unique characteristics that we believe play an important role in improving the efficacy of delivery of RNAi-based therapeutics. We are currently using these peptides to create siRNA nanoparticles to enhance mRNA knockdown. Together with the DiLA2 platform, these delivery peptides may improve the therapeutic potential of our drug candidates. In connection with the agreement, we paid a license issue fee of $120,000, which was paid in full in three equal installments. An additional fee of $25,000 is payable annually and creditable against royalty payments.

Subject to the meeting of certain milestones triggering the obligation to make any such payments, we may be obligated to make product development milestone payments of up to $425,000 in the aggregate for each product developed under a licensed patent under this agreement. As of December 31, 2009, we have not made, and are not under any current obligation to make, any such milestone payments, as the conditions triggering any such milestone payment obligations have not been satisfied. The royalty payment required to be made by us to the University of Michigan under this agreement is a percentage of net sales in the low single digits.

This agreement will terminate on the expiration date of the last to expire patent licensed under the agreement, which expiration date is in 2019. Under the agreement, we agreed to use diligent and commercially reasonable efforts to exploit the patent rights and bring licensed products to market. If we fail to meet certain research and development milestones, the University of Michigan may terminate the agreement subject to a thirty day cure period. In addition, the University of Michigan may terminate this license upon written notice if the first commercial sale of a product does not occur on or before May 2017. We may terminate this agreement at any time upon ninety days written notice. We sublicensed the IP under this agreement to Novartis on a nonexclusive basis in March 2009, at which time we paid an additional one–time fee of $362,500 to the University of Michigan, which eliminated the obligation to pay the University of Michigan any future royalties or milestones with respect to the Novartis sublicense. This fee was included in research and development expense.”

“University of Helsinki. In June 2008, we entered into a collaboration agreement with Dr. Pirjo Laakkonen and the Biomedicum Helsinki. The goal of the work involves our patented phage display library, the Trp Cage library, for the identification of peptides to target particular tissues or organs for a given disease. In December 2009, we received a patent allowance in the US covering a targeting peptide for preferential delivery to lung tissues that was identified by MDRNA using the Trp Cage Library. We believe Trp Cage will identify additional peptides for evaluation in our delivery programs, and we will have a strong IP position for these peptides and their use. The agreement will terminate in June 2010. Either party may terminate the agreement for material breach by the other party, subject to a 30-day cure period.

Under this agreement, we may be obligated to make product development milestone payments of up to €275,000 in the aggregate for each product developed under this research agreement if certain milestones are met. As of December 31, 2009, we have not made, and are not under any current obligation to make, any such milestone payments, as the conditions that would trigger any such milestone payment obligations have not been satisfied. In addition, upon the first commercial sale of a product, we are required to pay an advance of €250,000 against which future royalties will be credited. The percentage royalty payment required to be made by us to the University of Helsinki under the terms of this agreement is a percentage of gross revenues derived from work performed under the Helsinki Agreement in the low single digits.”

“Ribotask ApS. In June 2009, we announced the revision of the agreement established in October 2008, at which time we had acquired the intellectual property related to Unlocked Nucleobase Analogs (UNA) from Ribotask ApS, a privately held Danish company. The amended agreement eliminated our obligation to pay all milestone and royalty payments and provided full financial and transactional control of our proprietary UNA technology. Our UsiRNA construct has been verified in multiple cell and in vivo models to be highly potent and efficacious for RNAi. Substitution of UNA within siRNA, creating the UsiRNA construct, has been shown to provide greater target specificity. We believe this proprietary construct provides unique advantages for RNAi-based therapeutics and is an essential part of our business strategy and ultimate success.

Under the October 2008 agreement we made payments to Ribotask totaling $500,000. We sublicensed the IP under this agreement to Roche on a nonexclusive basis in February 2009, at which time we paid an additional $250,000 to Ribotask which eliminated the obligation to pay Ribotask any future royalties or milestones with respect to the Roche sublicense. In connection with the June 2009 amendment, we issued 606,061 shares of our common stock valued at approximately $1.0 million to Ribotask ApS and agreed to pay $1.0 million in four installments of $250,000 each due at various intervals through July 2010. In connection with our agreements, as amended, we granted Ribotask a royalty-bearing, world-wide exclusive license to use the assigned patents to develop and sell products intended solely for use as reagents or for testing. The royalty rates to be paid to us by Ribotask are in the low single digits and to date we have not recognized any revenue under this agreement.”

“University of British Columbia. In November 2009, we expanded and extended a previous agreement established in 2008 with University of British Columbia/Vancouver Prostate Centre (VPC) in the area of bladder cancer. The VPC is a National Centre for Excellence for translational research and this agreement provides us access to cutting-edge bladder cancer models and evaluation techniques and interactions with world-renowned researchers and clinicians. Data derived from studies conducted under this agreement have already demonstrated the potency of UsiRNAs and DiLA2-based delivery for inhibition of target mRNA and reduction in tumor growth. The focus of the expanded agreement will be the evaluation of additional critical targets in bladder cancer and the therapeutic impact on tumor biology and growth. The research agreement requires that we make payments for work completed under an agreed work plan. Through December 2009, we have recognized approximately $0.2 million as research and development expense under this agreement. The agreement may be terminated by either party with ninety days written notice. Unless earlier terminated, the contract period terminates October 31, 2010.”

Proprietary Rights and Intellectual Property, page 8

3.	You disclose that you own or control seven issued or allowed patents. Please expand your disclosure to include the expiration dates and jurisdictions of those patents.

Response

In response to the Staff’s comments as set forth in the Comment Letter, we will revise the disclosure relating to our issued or allowed patents by including the following table, and the paragraph thereunder, under the heading “Proprietary Rights and Intellectual Property” in Item 1 of our future annual reports on Form 10-K filed with the SEC:

Patent Serial #	Rights	Estimated Expiration	Jurisdiction
7,112,442	Exclusive in-license	2017	U.S.
6,387,700	Exclusive in-license	2016	U.S.
6,770,740	Exclusive in-license	2019	U.S.
7,704,953	Own	2026	U.S.
7,696,343	Own	2024	U.S.
7,329,725	Own	2024	U.S.
20040018784	Own	2024	China

“These patents listed in the table above will expire in the United States generally between 2017 and 2026, subject to any potential patent term extensions and/or supplemental protection certificates that would extend the terms of the patents in countries where such extensions may become available.”

Legacy Intranasal Technologies and Therapeutics, page 9

4.	Please expand your disclosure of your license agreement with Amylin Pharmaceuticals to provide all material terms of this agreement, including, a range of royalties (e.g. low single digits or a range that does not exceed ten percent), term and termination provisions. Please also file a copy of your January 2009 amendment to your 2006 License Agreement with Amylin Pharmaceuticals pursuant to Item 601(b)(10) of Regulation S-K.

Response

In response to the comments of the Staff as set forth in the Comment Letter, we will revise the disclosure relating to our license agreement with Amylin Pharmaceuticals in our future periodic reports filed with the SEC, including, without limitation, our quarterly report on Form 10-Q for the period ended June 30, 2010, as set forth below (changes underlined). In addition, we will file a copy of the January 2009 amendment as an exhibit to our quarterly report on Form 10-Q for the period ended June 30, 2010.

“Exenatide. In January 2009 we amended our 2006 License Agreement with Amylin Pharmaceuticals, Inc. for the development of intranasal exenatide. The License Agreement, as amended, provides for an accelerated $1.0 million milestone payment to us in January 2009, a reduction in the aggregate amount of milestone payments that could be due to us from $89 million to $80 million, and a reduction in the royalty rate payable upon commercial sales of a product to the low single digits. Additionally, as a result of the amendment, we are no longer responsible for any further development of the nasal spray formulation of intranasal exenatide or its manufacture. Either party may terminate the agreement for breach of any material provision of the agreement upon sixty days notice of the breach and subject to a sixty day cure period. Amylin may also terminate the agreement upon ninety days written notice.”

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Fair Value Liability for Price Adjustable Warrants, page 32

5.	You recognized a $2.5 million gain in the year ended December 31, 2009, and a $2.7 million loss in the quarterly period ended March 31, 2010 related to the change in fair value liability for price adjustable warrants. Please revise your disclosure to include the following:

•

Within your critical accounting policies and estimates in management’s discussion and analysis, the effects that reasonably likely changes in certain conditions and in your assumptions would have on your results of operations;

•

Within your results of operations in management’s discussion and analysis, the underlying reasons for the gain in the year ended December 31, 2009, and the loss in the quarterly period ended March 31, 2010. Specifically, address how changes in underlying assumptions or valuation methods contributed to the change in fair value; and

•

Within your notes to consolidated and condensed consolidated financial statements, your assumptions, in quantitative terms, that you used to estimate the fair value of your liability for price adjustable warrants for the year ended December 31, 2009, and the quarterly period ended March 31, 2010.

Response

In response to the comments of the Staff as set forth in the Comment Letter we will revise our disclosures in our future periodic reports filed with the SEC, as set forth below (changes underlined).

•	Critical accounting policies and estimates –

•	Revisions to future 10-K disclosure

Fair Value Liability for Price Adjustable Warrants

We use the Black-Scholes-Merton option pricing model as our method of valuation for price adjustable warrants. Our determination of the fair value of price adjustable warrants as of the reporting date is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the warrant and risk-free interest rate. In addition, the Black-Scholes-Merton option pricing model requires the input of an expected life for the warrants for which we have used the remaining contractual life. The fair value liability is revalued each balance sheet date utilizing Black-Scholes-Merton valuation model computations with the decrease or increase in fair value being reported in the statement of operations as other income or expense, respectively. The primary factor affecting the fair value liability for price adjustable warrants is our stock price. In addition, the Black-Scholes-Merton option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

The following illustrates the effect that reasonably likely changes in our stock price would have on the estimated fair value liability for price adjustable warrants that were outstanding as of December 31, 2009.

Effect of a 10% change in stock price	- 10% change in stock price	Weighted average variables used in valuation as of December 31, 2009	+ 10% change in stock price
Condition changed
Stock price	$0.73	$0.81	$0.89
Assumptions and conditions held constant
Exercise price	$1.54	$1.54	$1.54
Expected life in years	5.3	5.3	5.3
Expected dividend yield	0%	0%	0%
Risk free rate	2.8%	2.8%	2.8%
Expected stock volatility	116%	116%	116%
Fair value liability for price adjustable warrants	$6,435,000	$7,243,000	$8,058,000
Impact of change in stock price on 2009 net loss	$808,000		$(815,000)

Our reported net loss was approximately $8.0 million for the year ended December 31, 2009. If our December 31, 2009 closing stock price had been 10% lower, our net loss would have been approximately $0.8 million lower. If our December 31, 2009 closing stock price had been 10% higher, our net loss would have been approximately $0.8 million higher.

The following illustrates the effect of changing the volatility assumptions on the estimated fair value liability for price adjustable warrants that were outstanding as of December 31, 2009.

Effect of a 10% change in stock volatility	- 10% change in volatility	Weighted average variables used in valuation as of December 31, 2009	+ 10% change in volatility
Assumption changed
Expected stock volatility	106%	116%	126%
Assumptions and conditions held constant
Stock price	$0.81	$0.81	$0.81
Exercise price	$1.54	$1.54	$1.54
Expected life in years	5.3	5.3	5.3
Expected dividend yield	0%	0%	0.0%
Risk free rate	2.8%	2.8%	2.8%
Fair value liability for price adjustable warrants	$6,775,000	$7,243,000	$7,646,000
Impact of change in volatility on 2009 net loss	$468,000		$(403,000)

Our reported net loss was approximately $8.0 million for the year ended December 31, 2009. If our December 31, 2009 volatility assumption had been 10% lower, our net loss would have been approximately $0.5 million lower. If our December 31, 2009 volatility assumption had been 10% higher, our net loss would have been approximately $0.4 million higher.

•	Revisions to future 10- Q disclosure

No revisions are necessary to our future 10-Q disclosures, as critical accounting estimates and policies is not required as part of management’s discussion and analysis for interim periods per section 303(b) of Regulation S-K.

•	Results of operations in management’s discussion and analysis

•

Revisions to future 10-K disclosure. We will revise the paragraph entitled “Change in fair value liability for price adjustable warrants” in the Results of Operations section of the MD&A to include disclosures similar to those set forth below (changes underlined):

Change in fair value liability for price adjustable warrants. We use the Black-Scholes-Merton option pricing model as our method of valuation for price adjustable warrants. The fair value liability is revalued each balance sheet date utilizing Black-Scholes-Merton valuation model computations with the decrease or increase in fair value being reported in the statement of operations as other income or expense, respectively. In 2009, we recorded other income related to the net decrease in valuation of the fair value liability for price adjustable warrants of approximately $2.5 million based on the December 31, 2009 closing price of our stock of $0.81 per common share. In 2009, the net decrease in the fair value liability is composed primarily of a $4.7 million decrease in the fair value of the June 2009 warrants due to a decrease in our stock price from $1.91 on the date of issuance of these warrants to $0.81 as of the December 31, 2009 measurement date. This decrease was offset in part by an increase of approximately $2.4 million in the value of the April 2008 warrants due to an increase in our stock price from $0.34 per share as of the January 1, 2009 initial measurement date to $0.81 as of the December 31, 2009 measurement date.

During 2008, liability accounting was not yet required for our warrants and therefore we did not record a gain or loss related to valuation of our warrants.

•

Revisions to future 10-Q disclosure. We will revise the paragraph entitled “Change in fair value liability for price adjustable warrants” in the Results of Operations section of the MD&A to include disclosures similar to those set forth below (changes underlined):

Change in fair value liability for price adjustable warrants. We use the Black-Scholes-Merton option pricing model as our method of valuation for price adjustable warrants. The fair value liability is revalued each balance sheet date utilizing Black-Scholes-Merton valuation model computations with the decrease or increase in fair value being reported in the statement of operations as other income or expense, respectively. The change in fair value liability for price adjustable warrants was a net expense of approximately $2.7 million in the quarter ended March 31, 2010, compared to a net expense of approximately $1.0 million in the same period of 2009. The net expense for the quarter ended March 31, 2010 is primarily due to an increase in our stock price from $0.81 as of the beginning of the measurement period compared to $1.39 as of the time certain warrants were valued as of the date of exercise and $1.10 as of March 31, 2010. The net expense for the quarter ended March 31, 2009 is due primarily to an increase in our stock price from $0.34 per share to $0.60 as of March 31, 2009.

•	Notes to financial statements

Revisions to future 10-K disclosure. In future filings, we will revise the second table appearing under the heading “Fair Value of Financial Instruments”, which appears in the section entitled “Summary of Significant Accounting Policies” in Note 1 of the 10-K similar to the changes set forth below (changes underlined and five columns have been added to the table under the heading of “Weighted average as of each measurement date”):

“The following presents activity of the fair value liability of price adjustable warrants determined by Level 3 inputs as well as weighted average assumptions utilized for our Black-Scholes-Merton valuation model:”

		Weighted average as of each measurement date
	Fair value liability for price adjustable warrants (in thousands)	Exercise Price	Stock Price	Volatility	Expected life in years	Risk free rate
Balance at December 31, 2008	$—	—	—	—	—	—
Cumulative effect of change in accounting	886	$2.33	$0.34	172%	5.2	1.6%

Balance at January 1, 2009	886	2.33	0.34	172%	5.2	1.6%
Reclassification of fair value of warrants exercised	(109)	2.38	2.70	117%	4.4	2.7%
Fair value of warrants issued	8,992	2.15	1.76	114%	5.4	2.8%
Change in fair value included in statement of operations	(2,526)	—	—	—	—	—

Balance at December 31, 2009	$7,243	$1.54	$0.81	116%	5.3	2.8%

Revisions to future 10-Q disclosure. In future filings, we will revise the second table appearing under the heading “Fair Value of Financial Instruments”, which appears in the section entitled “Basis of Preparation and Summary of Significant Accounting Policies” in Note 1 of the 10-Q as follows (changes underlined and five columns have been added to the table under the heading of “Weighted average as of each measurement date”):

“The following presents activity of the fair value liability of price adjustable warrants determined by Level 3 inputs as well as weighted average assumptions utilized for our Black-Scholes-Merton valuation model:”

		Weighted average as of each measurement date
	Fair value liability for price adjustable warrants (in thousands)	Exercise Price	Stock Price	Volatility	Expected life in years	Risk free rate
Balance at December 31, 2009	$7,243	$1.54	$0.81	116%	5.3	2.8%
Reclassification of fair value of warrants exercised	(2,878)	1.02	$1.39	110%	4.9	2.6%
Fair value of warrants issued	4,139	1.00	$1.39	117%	5.0	2.6%
Change in fair value included in statement of operations	2,710	—	—	—	—	—

Balance at March 31, 2010	$11,214	1.49	$1.10	120%	5.1	2.5%

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9 – Intellectual Property and Contractual Agreements, page 64

6.	Please revise your disclosure of each contractual agreement to include your cash obligations under each agreement. At a minimum, disclose aggregate payments due under each agreement, their timing, and events triggering their payment. Where uncertainties prevent making a reasonable estimate of the obligations, explain those uncertainties. Please also address this comment for any new agreements in your Form 10-Q for the quarter ended March 31, 2010.

Response

In response to the comments of the Staff set forth in the Comment Letter, we will revise our disclosures regarding the contractual agreements in our future periodic reports filed with the SEC, including, without limitation, our quarterly report on Form 10-Q for the quarterly period ended June 30, 2010, as set forth below. The Roche, Novartis, Amylin, Par and QOL agreements as well as the government grants are all relationships under which we have received or will receive payments, rather than incur payment obligations. Therefore, the descriptions below have not been revised to disclose any payments due by us. However, we note that our responses to comments 1, 2 and 4 have included revisions to our disclosures regarding our contractual agreements with these third parties, which revisions have been replicated here.

Note 9 — Intellectual Property and Contractual Agreements

RNAi-related

“Roche. In February 2009, we entered into an agreement with F. Hoffmann-La Roche Inc., a New Jersey corporation, and F. Hoffmann-La Roche Ltd., a Swiss corporation (collectively, “Roche”), pursuant to which we granted to Roche a worldwide, irrevocable, non-exclusive, license to a portion of our technology platform, for the development of RNAi-based therapeutics, in consideration of the payment of a one-time, non-refundable licensing fee of $5.0 million.

No additional royalties are payable to us under the agreement. The agreement will expire on a country-by-country basis upon the expiration date of the last to expire of the licensed patents in such country. Either party may terminate the agreement for material breach by the other party (subject to a 30-day cure period), or upon certain events involving the bankruptcy or insolvency of the other party.”

“Novartis. In March 2009, we entered into an agreement with Novartis Institutes for BioMedical Research, Inc. (“Novartis”), pursuant to which we granted to Novartis a worldwide, non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up license, with the right to grant sublicenses, to our DiLA2-based siRNA delivery platform in consideration of the payment of a one-time, non-refundable fee of $7.25 million, which was recognized as license fee revenue in 2009. Novartis may terminate this agreement immediately upon written notice to us. Additionally, we entered into a separate agreement with Novartis to provide them with an exclusive period in which to negotiate a potential research and development collaboration as well as possible broader licensing rights related to our RNAi drug delivery platform. This exclusive period expired in 2009. Approximately, $0.3 million was recognized as license fee revenue in 2009 under this separate agreement.”

“University of Michigan. In May 2008, we entered into an exclusive license agreement to IP from the University of Michigan covering cationic peptides for enhanced delivery of nucleic acids. These peptides have unique characteristics that we believe play an important role in improving the efficacy of delivery of RNAi-based therapeutics. We are currently using these peptides to create siRNA nanoparticles to enhance mRNA knockdown. Together with the DiLA2 platform, these delivery peptides may improve the therapeutic potential of our drug candidates. In connection with the agreement, we paid a license issue fee of $120,000, which was paid in full in three equal installments. An additional fee of $25,000 is payable annually and creditable against royalty payments.

Subject to the meeting of certain milestones triggering the obligation to make any such payments, we may be obligated to make product development milestone payments of up to $425,000 in the aggregate for each product developed under a licensed patent under this agreement. As of December 31, 2009, we have not made, and are not under any current obligation to make, any such milestone payments, as the conditions triggering any such milestone payment obligations have not been satisfied. The royalty payment required to be made by us to the University of Michigan under this agreement is a percentage of net sales in the low single digits.

This agreement will terminate on the expiration date of the last to expire patent licensed under the agreement, which expiration date is in 2019. Under the agreement, we agreed to use diligent and commercially reasonable efforts to exploit the patent rights and bring licensed products to market. If we fail to meet certain research and development milestones, the University of Michigan may terminate the agreement subject to a thirty day cure period. In addition, the University of Michigan may terminate this license upon written notice if the first commercial sale of a product does not occur on or before May 2017. We may terminate this agreement at any time upon ninety days written notice. We sublicensed the IP under this agreement to Novartis on a nonexclusive basis in March 2009, at which time we paid an additional one–time fee of $362,500 to the University of Michigan, which eliminated the obligation to pay the University of Michigan any future royalties or milestones with respect to the Novartis sublicense. This fee was included in research and development expense.”

“University of Helsinki. In June 2008, we entered into a collaboration agreement with Dr. Pirjo Laakkonen and the Biomedicum Helsinki. The goal of the work involves our patented phage display library, the Trp Cage library, for the identification of peptides to target particular tissues or organs for a given disease. In December 2009, we received a patent allowance in the US covering a targeting peptide for preferential delivery to lung tissues that was identified by MDRNA using the Trp Cage Library. We believe Trp Cage will identify additional peptides for evaluation in our delivery programs, and we will have a strong IP position for these peptides and their use. The agreement will terminate in June 2010. Either party may terminate the agreement for material breach by the other party, subject to a 30-day cure period.

Under this agreement, we may be obligated to make product development milestone payments of up to €275,000 in the aggregate for each product developed under this research agreement if certain milestones are met. As of December 31, 2009, we have not made, and are not under any current obligation to make, any such milestone payments, as the conditions that would trigger any such milestone payment obligations have not been satisfied. In addition, upon the first commercial sale of a product, we are required to pay an advance of €250,000 against which future royalties will be credited. The percentage royalty payment required to be made by us to the University of Helsinki under the terms of this agreement is a percentage of gross revenues derived from work performed under the Helsinki Agreement in the low single digits.”

“Ribotask ApS. In June 2009, we announced the revision of the agreement established in October 2008, at which time we had acquired the intellectual property related to Unlocked Nucleobase Analogs (UNA) from Ribotask ApS, a privately held Danish company. The amended agreement eliminated our obligation to pay all milestone and royalty payments and provided full financial and transactional control of our proprietary UNA technology. Our UsiRNA construct has been verified in multiple cell and in vivo models to be highly potent and efficacious for RNAi. Substitution of UNA within siRNA, creating the UsiRNA construct, has been shown to provide greater target specificity. We believe this proprietary construct provides unique advantages for RNAi-based therapeutics and is an essential part of our business strategy and ultimate success.

Under the October 2008 agreement we made payments to Ribotask totaling $500,000. We sublicensed the IP under this agreement to Roche on a nonexclusive basis in February 2009, at which time we paid an additional $250,000 to Ribotask which eliminated the obligation to pay Ribotask any future royalties or milestones with respect to the Roche sublicense. In connection with the June 2009 amendment, we issued 606,061 shares of our common stock valued at approximately $1.0 million to Ribotask ApS and agreed to pay $1.0 million in four installments of $250,000 each due at various intervals through July 2010. In connection with our agreements, as amended, we granted Ribotask a royalty-bearing, world-wide exclusive license to use the assigned patents to develop and sell products intended solely for use as reagents or for testing. The royalty rates to be paid to us by Ribotask are in the low single digits and to date we have not recognized any revenue under this agreement.”

“University of British Columbia. In November 2009, we expanded and extended a previous agreement established in 2008 with University of British Columbia/Vancouver Prostate Centre (VPC) in the area of bladder cancer. The VPC is a National Centre for Excellence for translational research and this agreement provides us access to cutting-edge bladder cancer models and evaluation techniques and interactions with world-renowned researchers and clinicians. Data derived from studies conducted under this agreement have already demonstrated the potency of UsiRNAs and DiLA2-based delivery for inhibition of target mRNA and reduction in tumor growth. The focus of the expanded agreement will be the evaluation of additional critical targets in bladder cancer and the therapeutic impact on tumor biology and growth. The research agreement requires that we make payments for work completed under an agreed work plan. Through December 2009, we have recognized approximately $0.2 million as research and development expense under this agreement. The agreement may be terminated by either party with ninety days written notice. Unless earlier terminated, the contract period terminates October 31, 2010.”

“Galenea — In February 2006, in connection with our RNAi therapeutics program targeting influenza and other respiratory diseases, we acquired RNAi IP and other RNAi technologies from Galenea Corporation (“Galenea”). The IP acquired from Galenea includes patent applications licensed from the Massachusetts Institute of Technology (“MIT”) that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus, and other respiratory diseases. We also acquired Galenea’s research and IP relating to pulmonary drug delivery technologies for siRNA. Additionally, we assumed Galenea’s awarded and pending grant applications from the National Institute of Allergy and Infectious Diseases, a division of the National Institutes of Health (“NIH”), and the Department of Defense to support the development of RNAi-based antiviral drugs. Consideration for the acquisition consisted of an upfront payment and could include contingent payments based upon certain regulatory filings and approvals, and the sale of products. The agreements with Galenea and MIT were terminated in 2009, and there are no further payments due under them.”

“Government Grants — In 2006, the NIH awarded us a $1.9 million grant over a five year period to prevent and treat influenza. In 2009 we terminated the grant. Revenue recognized under this grant totaled approximately $0.3 million for the year ended December 31, 2008 and $19,000 for the year ended December 31, 2009.”

“City of Hope — In 2006, we entered into a license with the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. In 2009, we terminated our license agreement with the City of Hope for technology and intellectual property related to Dicer substrates to focus on the development of UsiRNA and meroduplex constructs, and there are no further payments due under this agreement.”

Intranasal related

“Amylin Pharmaceuticals, Inc. — In January 2009 we amended our 2006 License Agreement with Amylin Pharmaceuticals, Inc. for the development of intranasal exenatide. The License Agreement, as amended, provides for an accelerated $1.0 million milestone payment to us in January 2009, a reduction in the aggregate amount of milestone payments that could be due to us from $89 million to $80 million, and a reduction in the royalty rate payable upon commercial sales of a product to the low single digits. Additionally, as a result of the amendment, we are no longer responsible for any further development of the nasal spray formulation of intranasal exenatide or its manufacture. Either party may terminate the agreement for breach of any material provision of the agreement upon sixty days notice of the breach and subject to a sixty day cure period. Amylin may also terminate the agreement upon ninety days written notice.”

“Par Pharmaceutical — In 2009 we entered into an Asset Purchase Agreement with Par Pharmaceutical (“Par”) pursuant to which, among other things, a 2004 License and Supply Agreement with Par, and a 2005 Supply Agreement with QOL Medical LLC, were terminated. Under the Asset Purchase Agreement, Par acquired certain assets pertaining to calcitonin, including our ANDA for generic calcitonin-salmon nasal spray, inventories, tooling and equipment, and the related technology, trade secrets, know-how, proprietary information and other intellectual property rights, and assumed certain contracts, including our manufacturing obligation to QOL Medical as well as our two building leases related to our operations in Hauppauge, New York. We received $0.8 million in cash and are entitled to receive earn-out payments for five years based on commercial sales of calcitonin. Calcitonin received full FDA approval and was launched in June 2009. We recognized a gain of approximately $0.1 million on the asset sale to Par which is included in research and development expense in 2009. In addition, in 2009 we recognized approximately $0.1 million in revenue relating to earn-out payments based on commercial sales of calcitonin and approximately $0.1 million in revenue for services provided under the Asset Purchase Agreement.”

“Thiakis Limited (“Thiakis”) — In 2004, we acquired exclusive worldwide rights to the Imperial College Innovations and Oregon Health & Science University PYY patent applications in the field of nasal delivery of PYY and the use of glucagon-like peptide-1 (GLP-1) used in conjunction with PYY for the treatment of obesity, diabetes and other metabolic conditions. We recorded $1.2 million in research and development expense in 2008 related to the estimated obligations under this license agreement at December 31, 2008. In April 2009 we entered into a Deed of Release and termination pursuant to which we agreed to pay $1.1 million, payable in quarterly amounts commencing April 2009 and ending April 2010. The difference between $1.1 million and the amount originally estimated was recorded as reduction of expense in 2009. The balance remaining at December 31, 2009 was $0.5 million.”

Other

“QOL Medical LLC — In October 2005, we entered into a supply agreement with QOL (the “QOL Agreement”) under which, subject to certain limitations, we are obligated to manufacture and supply, and QOL is obligated to purchase from us, all of QOL’s requirements for Nascobal® brand products for vitamin B12 (cyanocobalamin) deficiency in patients with pernicious anemia, Crohn’s Disease, HIV/ AIDS and multiple sclerosis. Under the terms of the QOL Agreement we received a $2.0 million upfront fee, which was being recognized ratably over the five-year life of the QOL Agreement. In connection with the Asset Purchase Agreement with Par Pharmaceutical which we entered into in March 2009, the QOL Agreement was terminated. We recognized approximately $0.7 million in deferred revenue related to the Supply Agreement in 2009.”

New Agreements disclosed in our Form 10-Q

Note 7 – Contractual Agreements to our Form 10-Q for the quarter ended March 31, 2010 included one new agreement for Valeant Pharmaceuticals. We feel that the current disclosure is adequate (copied below).

“Valeant Pharmaceuticals. In March 2010, we acquired intellectual property related to conformationally restricted nucleotides (CRN) from Valeant Pharmaceuticals North America in consideration of payment of a non-refundable licensing fee due in equal portions in April and July 2010. Under the agreement, Valeant is entitled to receive additional milestone fees, earn-outs and other payments based upon future progress of the development of a therapeutic product and future commercial sales.”

In accordance with the Comment Letter request we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Staff. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (425) 908-3603.

Sincerely,

/s/ Peter S. Garcia
Peter S. Garcia
Chief Financial Officer

CC:	Kayreen Handley, KPMG LLP
Lawrence Remmel Esq., Pryor Cashman LLP